July 1, 2008
VIA EDGAR AND OVERNIGHT DELIVERY
Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
650 Town Center Drive, 20th Floor
Costa Mesa, California 92626-1925
Tel: +1.714.540.1235 Fax: +1.714.755.8290
www.lw.com

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Re:	Neurogen Corporation
Registration Statement on Form S-3
Filed May 1, 2008
File No. 333-150585
Dear Mr. Riedler:
     On behalf of our client, Neurogen Corporation, a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, (the “Securities Act”) and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement on Form S-3 of the Company filed with the Commission on May 1, 2008 (the “Registration Statement”).
     This Amendment No. 1 reflects certain revisions of the Registration Statement in response to the comment letter to Mr. Stephen Davis, the Company’s Chief Executive Officer, dated May 12, 2008, from the staff of the Commission (the “Staff”). For your convenience, we are also providing copies of Amendment No. 1, marked to show changes against the Registration Statement, to each of Rose Zukin and you.
     The numbered paragraphs in italics below set forth the Staff’s comments together with our response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.
General
1.	Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the preferred shares and convertible warrants that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the preferred shares and convertible warrants).

July 1, 2008

Response: The Company has revised the disclosure on pages 1 and 2 of the Registration Statement in response to the Staff’s comment.

2.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any shares to be issued upon the conversion of the preferred stock and convertible warrants in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the preferred stock and convertible warrants and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of preferred stock and convertible warrants.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 7 of the Registration Statement.

3.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:
•	the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the preferred stock and convertible warrants, presented in a table with the following information disclosed separately:

•	the market price per share of the securities underlying the preferred stock and convertible warrants on the date of the sale of the preferred stock and convertible warrants;

•	the conversion price per share of the underlying securities on the date of the sale of the preferred stock and convertible warrants, calculated as follows:

•	if the conversion price per share is set at a fixed price, use the price per share established in the purchase and sale agreement; and

•	if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the preferred stock and convertible warrants and determine the conversion price per share as of that date;

•	the total possible shares underlying the preferred stock and convertible warrants (assuming no cash dividend payments, complete conversion of the shares of preferred stock and convertible warrants);

July 1, 2008

•	the combined market price of the total number of shares underlying the preferred stock and convertible warrants, calculated by using the market price per share on the date of the sale of the preferred stock and convertible warrants and the total possible shares underlying the preferred stock and convertible warrants;

•	the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the preferred stock and convertible warrants calculated by using the conversion price on the date of the sale of the preferred stock and convertible warrants and the total possible number of shares the selling shareholders may receive; and

•	the total possible discount to the market price as of the date of the sale of the preferred stock and convertible warrants, calculated by subtracting the total conversion price on the date of the sale of the preferred stock and convertible warrants from the combined market price of the total number of shares underlying the preferred stock and convertible warrants on that date.
If there are provisions in the certificate of designation of preferences, rights and limitations of Series A that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.
Response: In response to the Staff’s comments, the Company has added tabular disclosure on pages 2 and 7 of the Registration Statement. The Company respectfully advises the Staff that the exchange price of the Series A Exchangeable Preferred Stock is subject to appropriate adjustment in the event of any stock dividend, stock split, stock distribution or combination, subdivision, reclassification or other corporate action having the similar effect with respect to the Company’s common stock, but is not subject to other adjustments or rights thereto.
4.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:
•	the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

•	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

•	if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the

July 1, 2008

conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•	the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•	the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•	the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.
Response: The Company respectfully advises the Staff that, other than customary compensatory options granted to certain of the selling stockholders and their affiliates in their individual capacities as members of the Company’s board of directors and pursuant to the Company’s incentive award plans, none of the selling stockholders hold any other securities which are convertible into shares of the Company’s common stock.
5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:
•	the gross proceeds paid or payable to the issuer in the private placement transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 2;

•	the resulting net proceeds to the issuer; and

•	the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the preferred stock and convertible warrants issued in the private placement and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comments 3 and 4.
Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to comment 2 and the total possible discount to the market price of the shares underlying the preferred stock and convertible warrants as disclosed in response to comment 3 divided by the net proceeds to the issuer from the sale of the preferred stock and convertible warrants.
Response: In response to the Staff’s comment, the Company has added tabular disclosure on pages 2 and 7 of the Registration Statement.

July 1, 2008

6.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:
•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholder, affiliates of the company, or affiliates of the selling shareholder;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•	the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).
Response: In response to the Staff’s comment, the Company has added disclosure on pages 11 and 12 of the Registration Statement.
7.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:
•	the number of shares outstanding prior to the private placement transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

July 1, 2008

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 9 to 11 of the Registration Statement.
8.	Please provide us, with a view toward disclosure in the prospectus, with the following information:
•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments and dividends on the overlying securities; and

•	whether – based on information obtained from the selling shareholders — any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:
•	the date on which each such selling shareholder entered into that short position; and

•	the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the private placement transaction and the filing of the registration statement (e.g., before or after the announcement of the private placement transaction, before the filing or after the filing of the registration statement, etc.).
Response: The Company has revised the disclosure on page 5 of the Registration Statement in response to the Staff’s comment to disclose whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments and dividends on the overlying securities. The Company respectfully advises the Staff that it is currently aware of holdings of short positions by certain of the selling stockholders. The Company has confirmed that each of such selling stockholders (i) did not enter into any short sales during the period beginning when such selling stockholder obtained knowledge that the Company was contemplating a private placement and ending upon the Company’s public announcement of the private placement, (ii) is aware of and in compliance with applicable laws concerning insider trading, and (iii) is aware of the position of the Commission set forth in Item A.65 of Section 5 of the Commission’s Manual of Publicly Available Telephone Interpretations.

9.	Please provide us, with a view toward disclosure in the prospectus, with:
•	a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) — the information provided should include, in reasonable detail, a complete description of

July 1, 2008

the rights and obligations of the parties in connection with the sale of the preferred stock and convertible notes; and

•	copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom the any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the preferred stock and convertible warrants.
If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.
Response: The Company has revised the disclosure on page 11 of the Registration Statement in response to the Staff’s comment to disclose a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) The Company respectfully directs the Staff to the Certificate of Designations, Registration Rights Agreement, Form of Warrant and Securities Purchase Agreement entered into in connection with the 2008 Private Placement and, in each case, filed or incorporated by reference as exhibits to Amendment No. 1.

10.	Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Shareholder” section of the prospectus.

Response: The Company has revised the disclosure on pages 1 and 2 in response to the Staff’s comment to disclose the shares it was obligated to register pursuant to the registration rights agreement entered into in connection with the 2008 private placement. The Company supplementally advises the Staff that consistent with its obligations under the registration rights agreement, the Company determined the number of shares as follows:
•	25,516,686 shares of common stock issuable upon exchange of the preferred stock was determined in accordance with the exchange rate formula set forth in the Certificate of Designations for the Series A Exchangeable Preferred Stock by multiplying $31.20 (the “Stated Value” of each share of Series A Exchangeable Preferred Stock) by the total number of shares of Series A Exchangeable Preferred Stock (981,411), resulting in an aggregated Stated Value for the Series A Exchangeable Preferred Stock of $30,620,023.20. We then divided $30,620,023.20 by the exchange price of $1.20. For the avoidance of doubt, the exchange price is not subject to adjustment for any price based anti-dilution;

July 1, 2008

•	12,758,343 shares of common stock issuable upon the exercise of the 981,411 warrants was determined in accordance with the terms of the warrants, which provide that the warrants are exercisable for 50% of the number of shares of common stock issuable upon exchange of the preferred stock on the date of exercise of such warrants; accordingly the warrants are exercisable for 50% of 25,516,686;

•	14,285,757 was determined in accordance with the Registration Rights Agreement and includes the number of shares of common stock held by investors in the 2008 Private Placement prior to the closing of that transaction less any such shares that may be sold pursuant to Rule 144 without volume or manner of sale restrictions.
The Company respectfully submits that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Shareholder” section of the prospectus.

11.	With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

Response: The Company has revised the disclosure on pages 10 and 11 of the Registration Statement in response to the Staff’s comment.

12.	We note that you are registering the sale of 52,560,786 shares. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). If you disagree with our analysis, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:
•	The number of selling shareholders and the percentage of the overall offering made by each shareholder;

•	The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

•	The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

•	Any relationships among the selling shareholders;

•	The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or its affiliates in fees or other payments;

•	The discount at which the shareholders will purchase the common stock underlying the preferred stock and warrants (or any related security, such as an option) upon conversion or exercise; and

July 1, 2008

•	Whether or not any of the selling shareholders is in the business of buying and selling securities.
     Response: The Company acknowledges the Staff’s comment, but respectfully advises that it believes the offering of the shares being registered in the Registration Statement constitutes a primary offering by the Company. The Company submits that it has carefully considered the circumstances of its private placement transaction entered into in 2008 (the “2008 Private Placement”) and its private placement transaction entered into in 2004 (the “2004 Private Placement,” and together with the 2008 Private Placement, the “Private Placements”) and the guidance, both written and unwritten, provided by the SEC in connection with Rule 415. Based on those considerations, the Company believes that, despite the large number of shares being registered for resale in the Registration Statement, the offering contemplated by the Registration Statement is “solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary” and should be permitted by Rule 415(a)(1)(i).
     The Staff’s primary guidance for analyzing whether a transaction is a primary or secondary offering is set forth in the Telephone Interpretations Manual, Interpretation D.29, which states:
It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415 (a)(l)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer. (emphasis added)
     The Company recognizes that the information requested by the Staff in the bullets to comment 12 is intended to elicit the information required to undertake the analysis set forth in the last sentence of Interpretation D.29. The Company has provided its analysis of each of those items in the discussion below.
     The Company is also aware that the Staff’s evaluation of the above factors is significantly influenced by the nature of the security being registered, and in particular, whether the common stock being registered is issuable by the Company upon conversion of so-called “extreme convertible securities” or “toxic converts.” To the Company’s knowledge, the Staff has not provided any written advice as to what constitutes an extreme convertible security, but has

July 1, 2008

indicated verbally that it may include convertible preferred stock depending on its terms; however, the Staff has indicated that it generally would not include standard warrants to purchase common stock where the exercise price was reasonably related to the market price on the date of issuance. Given its relevance to the ultimate analysis of the application of Rule 415, the Company’s response begins with a description as to why none of the securities issued in the Private Placements should be considered “extreme convertible securities.” The response then explains why the resale of the securities issued in the Private Placements should be considered a secondary offering by analyzing the items listed in the bullets of the Staff’s comment letter.
Extreme Convertible Securities
     Extreme convertible securities often involve a convertible security with a conversion price or conversion ratio that is tied to a percentage discount to the market price of the underlying common stock at the time of conversion. As a result, the conversion price floats based on the market price of the underlying common stock. As the market price of the common stock decreases, the conversion ratio for the convertible security increases, and consequently, an increasing number of shares may be issued upon conversion. Often these convertible securities only adjust downward to protect the investor, but not upward to protect the issuer. Because such convertible securities typically do not have a floor or a cap limiting adjustments, the securities may have extremely dilutive effects on an issuer’s stock.
     The Company does not believe that any of (i) the Series A Exchangeable Preferred Stock, (ii) warrants sold in the 2008 Private Placement or (iii) the common stock sold in the 2004 Private Placement represent an extreme convertible security. Accordingly, the sale, and the ultimate resale of these securities, should not give rise to the types of concerns that the Staff typically has raised with respect to sales of convertible securities.
     Series A Exchangeable Preferred Stock. The detailed terms of the Series A Exchangeable Preferred Stock are set forth on pages 4 to 7 of Amendment No. 1. The Company respectfully notes that the terms of the Series A Exchangeable Preferred Stock are very different from those of an extreme convertible security. While the conversion price of the Series A Exchangeable Preferred Stock represented a significant discount to the market price of the common stock on the date of issuance (approximately 47.6%), the conversion price is fixed and will not be adjusted except in the event of a stock dividend, stock split, stock distribution or combination, subdivision, reclassification or other corporate action—all of which are standard anti-dilution based adjustments. The Series A Exchangeable Preferred Stock does not contain any type of price-based anti-dilution. As a result, even if the Company were to issue additional shares of common stock at a price below the conversion price of the Series A Exchangeable Preferred Stock exchanged, the conversion price would not be adjusted. Moreover, the conversion price of the Series A Exchangeable Preferred Stock was reached through significant negotiations between the Company and the purchasers of the Series A Exchangeable Preferred Stock, including investors that were not prior stockholders of the Company.
     Additionally, the Series A Exchangeable Preferred Stock is not exchangeable for common stock at the discretion of the holder. Rather, every share of Series A Exchangeable Preferred Stock will be automatically exchanged without any further action on the part of the

July 1, 2008

holders thereof upon the approval of such exchange by the Company’s stockholders. The stockholders meeting at which the Company’s stockholders will vote on the exchange has been scheduled for July 25, 2008, resulting in the selling stockholders having to bear the risk of holding illiquid and unregistered securities for at least three months from the date of issuance. If stockholder approval of the exchange is not obtained within one year after the date of issuance, the Series A Exchangeable Preferred Stock will remain outstanding and will never become exchangeable for shares of the Company’s common stock.
     Finally, the Series A Exchangeable Preferred Stock is non-voting except as to matters affecting the terms of the Series A Exchangeable Preferred Stock.
     All of the terms of the Series A Exchangeable Preferred Stock, including without limitation, the purchase price, conversion ratio and the resale registration rights, are the result of arm’s-length negotiations between the parties, with a number of the selling stockholders (including a number of the new investors) and the Company, each represented by separate counsel.
     Common Stock Warrants. Concurrently with the issuance of the Series A Exchangeable Preferred Stock, the Company issued warrants to purchase shares of common stock to the purchasers of the Series A Exchangeable Preferred Stock. At the time of issuance, the warrants were exercisable for 12,758,357 shares of common stock. The exercise price for the warrants is $2.30 per share, which is slightly above the market price of the common stock on the date the warrants were issued. The warrants expire five years from the date of issuance. The warrants are not immediately exercisable and will become exercisable upon the earlier of: (i) the date that the Company holds a stockholder meeting to approve the exchange of the Series A Exchangeable Preferred Stock and (ii) one year from the date of issuance of the warrants. The warrants are exercisable for the number of shares of common stock equal to 50% of the shares of common stock into which the Series A Exchangeable Preferred Stock is exchangeable at the time of exercise of such warrant. The warrants do not have price-based anti-dilution provisions and are adjustable only upon a stock dividend, stock split, stock distribution or combination, subdivision, reclassification or other corporate action.
     Common Stock. In March 2004, the Company sold 14,285,760 shares of its common stock to various investors in the 2004 Private Placement. The purchase price for the shares was $7.00 per share, which represented a slight premium to the closing market price of the common stock on the trading day preceding the 2004 Private Placement of $6.82 per share. The shares sold in the 2004 Private Placement represented approximately 165% of the Company’s common stock outstanding immediately prior to the transaction. All of these shares were registered for resale on an S-3 registration statement that has subsequently expired.
Secondary Offering
     Based upon the foregoing, the Company does not believe that the Staff should aggregate these securities for purposes of its determination as to whether the registration of the securities set forth in the Registration Statement constitutes a primary offering. Moreover, for the reasons

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described below, the Company believes that the registration represents a valid secondary offering by the selling stockholders, none of whom are acting as a conduit for the Company:
The number of selling shareholders and the percentage of the overall offering made by each shareholder.
     Amendment No. 1 contains a table listing the 24 selling stockholders, or 13 selling stockholders when affiliated entities are aggregated. The percentage of the overall offering (which includes shares of common stock underlying the Series A Exchangeable Preferred Stock, and warrants and outstanding shares of common stock) by each selling stockholder is as follows:

		Number of Shares
		Being Offered
	Shares of
	Outstanding				Percent
	Common	Exchange	Warrant		of
Name of Beneficial Owner	Stock Owned	Share	Shares	Total	Offering

Warburg Pincus Private Equity VIII, L.P.	8,571,429	4,999,982	2,499,991	16,071,402	31.2%

Tang Capital Partners, LP	0	3,333,330	1,666,665	4,999,995	9.7%
Baker Tisch Investments, L.P.	203,935	125,112	62,556	398,224	*
Baker Bros. Investments, L.P.	170,762	136,760	68,380	435,302	*
Baker Bros. Investments II, L.P.	110,992	120,744	60,372	384,306	*
Baker Biotech Fund I, L.P.	1,915,924	1,304,550	652,275	4,152,334	8.1%
Baker Brothers Life Sciences, L.P.	2,241,286	1,371,162	685,581	4,364,404	8.5%

Caduceus Capital Master Fund Limited	0	800,020	400,010	1,947,030	3.8%

Caduceus Capital II, LP	0	900,016	450,008	1,824,024	3.5%

UBS Eucalyptus Fund, LLC	0	449,982	224,991	1,171,973	2.3%

PW Eucalyptus Fund, LLC	0	49,998	24,999	135,997	*

Summer Street Life Sciences Hedge Fund Investors LLC	0	299,988	149,994	641,982	1.2%
Domain Public Equity Partners, L.P.	0	2,500,004	1,250,002	3,889,526	7.6%
Four-Fourteen Partners, LLC	0	2,500,004	1,250,002	7,862,538	15.3%
Special Situations Life Sciences Fund, LP	0	406,250	203,125	609,375	1.2%
Special Situations Fund III QP, LP	0	2,093,754	1,046,877	3,140,631	6.1%
Zeke, LP	0	1,666,678	833,339	2,500,017	4.9%
Perceptive Life Sciences Master Fund, Ltd.	0	1,000,012	500,006	1,500,018	2.9%

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		Number of Shares
		Being Offered
	Shares of
	Outstanding				Percent
	Common	Exchange	Warrant		of
Name of Beneficial Owner	Stock Owned	Share	Shares	Total	Offering
PGE Partner Fund, LP	0	300,014	150,007	450,021	*
PGE Venture Fund, LLC	0	83,356	41,678	125,034	*
PGE Partner Fund II, LP	0	199,992	99,996	299,988	*

Cascade Capital Partners, L.P.	0	416,650	208,325	624,975	1.2%

John Simon	58,504	249,990	124,995	572,228	1.1%

Clarion Capital Corporation	0	208,338	104,169	312,507	*

*	Less than 1%
     Only seven of the selling stockholders purport to offer greater than 5% of the total shares in the offering. Given the large number of selling stockholders, we do not believe that the selling stockholders are acting as underwriters or otherwise as conduits for the Company.
The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities.
     The Series A Exchangeable Preferred Stock and the warrants were issued to the selling stockholders on April 11, 2008 in a private placement that was exempt from registration under Section 4(2) of the Securities Act. All of the selling stockholders purchased their securities for investment and specifically represented that they were not acquiring their securities with the purpose or intent of effecting a distribution of such securities. As of the date hereof, each selling stockholder continues to hold all share of Series A Exchangeable Preferred Stock and all warrants to acquire common stock that were acquired by each Selling Stockholder on April 11, 2008. As described above, the Series A Exchangeable Preferred Stock will not exchange into common stock unless and until the Company’s stockholders approve the exchange. Similarly, the warrants will not be exercisable for shares of common stock until, at the earliest, the Company holds a meeting for its stockholders to approve the exchange of the Series A Exchangeable Preferred Stock into common stock.
     The shares of common stock issued in the 2004 Private Placement were acquired by some of the selling stockholders on March 19, 2004 in a private placement transaction exempt from registration under Section 4(2) of the Securities Act. All of the investors purchased their securities for investment and specifically represented that they were not acquiring their securities with the purpose or intent of effecting a distribution of such securities. Those shares of common stock issued by the Company in the 2004 Private Placement were previously registered for resale on an S-3 registration statement that expired in May 2006.
The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company.
     The Company advises the Staff that certain of the selling stockholders may be considered affiliates of the Company. These selling stockholders are Warburg Pincus Private Equity VIII, L.P., Baker Tisch Investments, L.P., Baker Bros. Investments, L.P., Baker Bros. Investments II, L.P., Baker Biotech Fund I, L.P., Baker Brothers Life Sciences, L.P. and

July 1, 2008

John Simon. Except for John Simon, who is a director of the Company, all of these selling stockholders may be considered affiliates of the Company due to their affiliation to a stockholder of the Company who holds in excess of 10% of the Company’s outstanding common stock. Amendment No. 1 sets forth the aggregate number of shares being registered on behalf of each of these selling stockholders.
     The selling stockholders that are affiliates of the Company will own 32.5% of the shares of common stock being offered by Amendment No. 1 (assuming the exercise of the warrants) if the exchange of the Series A Exchangeable Preferred Stock is approved by the stockholders. The Company respectfully notes that the Staff has previously allowed sales by affiliates of an issuer through secondary offerings on Form S-3, even in circumstances where such affiliates owned more than 50% of the issuer’s securities. The terms of the 2008 Private Placement did not include any Board of Directors representation rights or other contractual provisions enabling control over the Company.
     Any relationships among the selling shareholders.
     Several of the selling stockholders are affiliates of each other. In particular, (i) Baker Tisch Investments, L.P., Baker Bros Investments, L.P., Baker Bros Investments II, L.P., Baker Biotech Fund I, L.P. and Baker Brothers Life Sciences, L.P., are affiliates of one another, (ii) Caduceus Capital Master Fund Limited, Caduceus Capital II, LP, UBS Eucalyptus, LLC PW Eucalyptus Fund, LLC and Summer Street Life Sciences Hedge Fund Investors are affiliates of one another, (iii) Special Situations Life Sciences Fund, LP and Special Situations Fund III QP, LP are affiliates of one another and (iv) PGE Partner Fund, LP, PGE Venture Fund, LLC, PGE Partner Fund, LLC and PGE Partner Fund II, LP are affiliates of one another. Notwithstanding the existing relationships among some of the selling stockholders, the Company is not aware of any agreement or arrangement among any of the selling stockholders to effect a distribution of the securities. As mentioned above, all of the selling stockholders purchased their securities for investment and specifically represented that they were not acquiring their securities with the purpose or intent of effecting a distribution of such securities.
The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or its affiliates in fees or other payments.
     The Company received net proceeds of approximately $28,433,980 in the 2008 Private Placement, after deducting placement agent fees and offering expenses. The shares of common stock underlying the Series A Exchangeable Preferred Stock and warrants issued in the transaction had an aggregate value of approximately $87,649,816 on the date of issuance. The purchase price for the Series A Exchangeable Preferred Stock, on an as-exchanged for common stock basis, represented a 47.6% discount to the closing price of the Company’s common stock on the Nasdaq Global Market for the trading day immediately preceding the date of 2008 Private Placement, while the warrants had an exercise price greater than the closing price of the Company’s common stock on the date of the 2008 Private Placement. This discount was a result of (i) the investors having to bear the risk of the Company not receiving stockholder approval for

July 1, 2008

the exchange of the Series A Exchangeable Preferred Stock, (ii) the negotiations between the Company and the selling stockholders and (iii) the Company’s need for capital in order to remain a going concern.
     Importantly, the Company notes that since the announcement of the 2008 Private Placement, the market price of the Company’s common stock has fallen significantly and, as of June 30, 2008, the closing price for a share of common stock was $1.03. The conversion price of the common stock in the exchange of the Series A Exchangeable Preferred Stock is $1.20 per share, representing a premium to the current trading price. Additionally, the warrants have an exercise price of $2.30 per share, which puts those securities significantly out-of-the-money as well. If the Company’s stockholders approve the exchange Series A Exchangeable Preferred Stock, the Series A Exchangeable Preferred Stock will automatically convert to common stock at the conversion price, without any action or decision on the part of the holders Series A Exchangeable Preferred Stock.
The discount at which the shareholders will purchase the common stock underlying the preferred stock and warrants (or any related security, such as an option) upon conversion or exercise; and
     As noted above, the Series A Exchangeable Preferred Stock were initially purchased at a discount to the market, based on the conversion price of $1.20 per share. The warrants were purchased slightly out-of-the-money, since the exercise price of $2.30 exceeded the closing price of the Company’s common stock on the date the warrants were sold. However, although the shares of Series A Exchangeable Preferred Stock were sold at a discount to the market price of the Company’s common stock at the time of issuance, the shares of Series A Exchangeable Preferred Stock were not immediately exchangeable and the exchange is contingent upon obtaining stockholder approval. Accordingly, as is common with issuance of convertible stock and other equity securities, both the Company and selling stockholders anticipated a decline in the market price of the Company’s securities between the time of the 2008 Private Placement and the date on which stockholder approval for the exchange of the Series A Exchangeable Preferred Stock is obtained, which is demonstrated by the current price of $1.03 per share of common stock. As such, the discount, if any, at which the shares Series A Exchangeable Preferred Stock were issued should be examined at the time the shares are exchanged for shares of the Company’s common stock, rather than at the time of issuance.
     Furthermore, the Company respectfully advises the Staff that any discount that was present at the time of issuance, or that may be present at the time of the exchange of the Series A Exchangeable Preferred Stock, is not analogous to the discount given to underwriters in primary offerings, which is intended to facilitate a distribution of the issuer’s securities onto the market. Rather, the discount in the 2008 Private Placement was solely a result of arms-length negotiations and the fact that the parties expected downward pressure on the Company’s stock during the period of time that the Series A Exchangeable Preferred Stock was not exchangeable for shares of common stock.
Whether or not any of the selling shareholders is in the business of buying and selling securities.

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     The Company is aware of the Staff’s position that a secondary offering is really a primary offering if the selling stockholders are actually underwriters selling on behalf of the Company. The Company respect advises the Staff that none of the selling stockholders participating in the Private Placements are in the business of underwriting securities and all the selling stockholders represented to the Company that they were purchasing their shares for their own account for investment purposes. In the 2008 Private Placement, the selling stockholders acquired a security (i.e., the Series A Exchangeable Preferred Stock ) for which there has never been a market and which could not be exchanged into the Company’s common stock at the selling stockholders’ request or demand. Instead, the shares of Series A Exchangeable Preferred Stock will automatically be exchanged into common stock only upon receipt of the HSR Approval and stockholder approval, both of which are outside of the selling stockholders’ control, and may never occur. The stockholders meeting at which the Company’s stockholders will vote on the exchange has been scheduled for July 25, 2008, resulting in the selling stockholders having to bear the risk of holding illiquid and unregistered securities for at least three months from the date of issuance. This waiting period effectively prohibits the selling stockholders from acting like underwriters and purchasing the Series A Exchangeable Preferred Stock with a view to distribution
Conclusion
     For the reasons discussed above, the Company respectfully advises the Staff that it does not believe that the offering pursuant to Amendment No. 1 is a primary offering, but rather that Amendment No. 1 and registration of the shares covered thereby is a permissible secondary offering. Amendment No. 1 does not register shares of common stock underlying “extreme convertible securities” which typically give rise to the Staff’s concerns. Furthermore, the characteristics of the selling investors, including the size of the group and their intent with respect to the shares of common stock being registered, are not consistent with offerings in which the selling stockholders are acting like underwriters or as a conduit for the issuer. Although the selling stockholders received a discount with respect to the common stock underlying the Series A Exchangeable Preferred Stock at the time of issuance, the Company respectfully advises the Staff that it believes the appropriate time to examine the discount, if any, is at the time when the securities may first be exchanged, and any discount that may have been present, or that may be present upon exchange (if ever), was not intended to facilitate the distribution of the securities by the selling stockholders. For all these reasons, the Company respectfully requests that the Staff permit the Company to register the shares listed in the Amendment No. 1 as a permissible secondary offering.
     We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 714-755-8181 or my colleague, Wesley Holmes at 714-755-2231 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.
Sincerely,
/s/ B. Shayne Kennedy
B. Shayne Kennedy
of LATHAM & WATKINS LLP
Enclosures
cc: (via fax)
Stephen Davis